Exhibit 99.2



                             AMENDMENT NO. 1 TO
                    PRAECIS PHARMACEUTICALS INCORPORATED
                SECOND AMENDED AND RESTATED 1995 STOCK PLAN



                  AMENDMENT NO. 1 dated as of March 14, 2002 to the PRAECIS PHARMACEUTICALS INCORPORATED Second Amended and Restated 1995 Stock Plan (the "Plan").

                  Pursuant to certain resolutions adopted by the Board of Directors (the "Board") of PRAECIS PHARMACEUTICALS INCORPORATED at a meeting of the Board held on March 14, 2002, the Board amended the second sentence of paragraph 4 of the Plan to read as follows, subject, however, to stockholder approval of the Plan, as amended by this Amendment No. 1:

                  "The aggregate number of shares which may be issued pursuant to the Plan is 14,375,000, subject to adjustment as provided in paragraph 13."